UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the

Securities Exchange Act of 1934

hi/fn, inc.

(Name of Subject Company (Issuer))

Hybrid Acquisition Corp.

a wholly owned subsidiary of

Exar Corporation

(Names of Filing Persons (Offerors))

Common Stock, Par Value $0.001 Per Share

(Title of Class of Securities)

428358105

(CUSIP Number of Class of Securities)

Thomas R. Melendrez

General Counsel, Secretary and

Executive Vice President of Business Development

Exar Corporation

48720 Kato Road

Fremont, California 94538

(510) 668-7000

(Name, Address and Telephone Number of Person Authorized

to Receive Notices and Communications on Behalf of Filing Persons)

Copies to:

Warren T. Lazarow, Esq. Stephen B. Sonne, Esq. O’Melveny & Myers LLP 2765 Sand Hill Road Menlo Park, California 94025 (650) 473-2600	Paul S. Scrivano, Esq. O’Melveny & Myers LLP Times Square Tower 7 Times Square New York, New York 10036 (212) 326-2000

Calculation of Filing Fee

Transaction Valuation*	Amount of Filing Fee**
$ 70,314,877.53	$2,763.37

*	Estimated for purposes of calculating the amount of the filing fee only, in accordance with Rule 0-11(a)(4) and 0-11(d) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”). The market value of the securities to be received was calculated as the product of (i) 18,169,219 shares of Hifn common stock (the sum of (x) 14,742,837 shares of Hifn common stock outstanding, (y) 2,893,158 shares of Hifn common stock issuable upon the exercise of outstanding options and 50,000 shares of Hifn common stock issuable upon the exercise of options which may be granted prior to the completion of the exchange offer and proposed merger and (z) 483,224 restricted stock unit awards outstanding, each as of February 26, 2009 (as set forth by Hifn in its Solicitation/Recommendation Statement on Schedule 14D-9, filed March 5, 2009)) and (ii) the average of the high and low sales prices of Hifn common stock as reported on The NASDAQ Stock Market on March 4, 2009 ($3.87).
**	The amount of the filing fee equals $39.30 per $1,000,000 of the transaction valuation.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $ 1,620.89	Filing Party: Exar Corporation

Form or Registration No.: Form S-4 333-157724	Date Filed: March 5, 2009.

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	third-party tender offer subject to Rule 14d-1.

☐	issuer tender offer subject to Rule 13e-4.

☐	going-private transaction subject to Rule 13e-3.

☐	amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e–4(i) (Cross-Border Issuer Tender Offer)

☐	Rule 14d–1(d) (Cross-Border Third-Party Tender Offer)

This Tender Offer Statement on Schedule TO is filed by Exar Corporation, a Delaware corporation (“Exar”), and Hybrid Acquisition Corp., a Delaware corporation and a wholly owned subsidiary of Exar (“Offeror”). This Schedule TO relates to the offer (the “Offer”) by Offeror to exchange for each outstanding share of common stock, par value $0.001 per share, of hi/fn, inc., a Delaware corporation (“Hifn”) (the “Shares”), at the election of the holder thereof: (a) $1.60 in cash, without interest, and 0.3529 shares of common stock, par value $0.0001 per share, of Exar (“Exar Common Stock”) or (b) $4.00 in cash, without interest, subject in each case to the election procedures described in the Prospectus (as defined below) and the related Letter of Election and Transmittal (as defined below).

Exar has filed with the Securities and Exchange Commission (“SEC”) a Registration Statement on Form S-4 dated March 5, 2009, relating to the offer and sale of Exar Common Stock to be issued to holders of Shares in the Offer (the “Registration Statement”). The terms and conditions of the Offer are set forth in the Prospectus/Offer to Exchange, which is a part of the Registration Statement (the “Prospectus”), and the related letter of election and transmittal (the “Letter of Election and Transmittal”), which are filed as Exhibits (a)(4) and (a)(1)(A), respectively, hereto. Pursuant to General Instruction F to Schedule TO, the information contained in the Prospectus and the Letter of Election and Transmittal, including any prospectus supplement or other supplement thereto related to the Offer hereafter filed with the SEC by Exar or Offeror, is hereby expressly incorporated in this Schedule TO by reference in response to items 1 through 11 of this Schedule TO and is supplemented by the information specifically provided for in this Schedule TO. The Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (the “Merger Agreement”), a copy of which is attached as Exhibit (d)(1) to this Schedule TO, is incorporated in this Schedule TO by reference.

ITEM 1.	SUMMARY TERM SHEET.

The information set forth in the section of the Prospectus entitled “Summary” and “Questions and Answers About The Exchange Offer” is incorporated in this Schedule TO by reference.

ITEM 2.	SUBJECT COMPANY INFORMATION.

(a) The subject company and issuer of the securities subject to the Offer is hi/fn, inc., a Delaware corporation. Its principal executive offices are located at 750 University Avenue, Los Gatos, California 95032 and its telephone number is (408) 399-3500.

(b) As of February 26, 2009, there were 14,742,837 shares of Hifn common stock, par value $0.001 per share, issued and outstanding.

(c) The information concerning the principal market in which the Shares are traded and certain high and low sales prices for the Shares in that principal market is set forth in the section of the Prospectus entitled “Summary — Comparative Market Price and Dividend Matters” and is incorporated in this Schedule TO by reference.

ITEM 3.	IDENTITY AND BACKGROUND OF FILING PERSON.

(a), (b), (c) The information set forth in the sections of the Prospectus entitled “The Companies — Exar” and “The Companies — Offeror” and in Annex C to the Prospectus entitled “Directors and Executive Officers of Exar and Offeror” is incorporated in this Schedule TO by reference.

ITEM 4.	TERMS OF THE TRANSACTION.

(a)(1)(i)-(viii), (x)-(xii) The information set forth in the introduction to the Prospectus, in the sections of the Prospectus entitled “Summary,” “Questions and Answers About The Exchange Offer,” “Background of the Recommendation of the Hifn Board of Directors,” “Reasons for the Offer and the Merger,” “The Offer,” “Merger Agreement,” and “Comparison of Stockholders’ Rights,” and in the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

(a)(1)(ix) Not applicable.

(a)(2)(i)-(vii) The information set forth in the sections of the Prospectus entitled “Summary,” “Questions and Answers About The Exchange Offer,” “Background of the Recommendation of the Hifn Board of Directors,” “Reasons for the Offer and the Merger,” “The Offer,” and “Merger Agreement” is incorporated in this Schedule TO by reference.

ITEM 5.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

(a), (b) The information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors,” “Reasons for the Offer and the Merger,” “The Offer,” and “Merger Agreement” is incorporated in this Schedule TO by reference.

ITEM 6.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

(a), (c)(1), (3-7) The information set forth in the introduction to the Prospectus and in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors,” “Reasons for the Offer and the Merger,” “The Offer,” and “Merger Agreement” is incorporated in this Schedule TO by reference.

(c)(2) Not applicable.

ITEM 7.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

(a), (b), (d) The information set forth in the section of the Prospectus entitled “The Offer — Source and Amount of Funds” is incorporated in this Schedule TO by reference.

ITEM 8.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

(a), (b) The information set forth in the introduction to the Prospectus and in the sections of the Prospectus entitled “The Offer — Certain Relationships With Hifn” and “Merger Agreement — Tender and Voting Agreement” is incorporated in this Schedule TO by reference.

ITEM 9.	PERSONS/ASSETS, RETAINED, EMPLOYED, COMPENSATED OR USED.

(a) The information set forth in the introduction to the Prospectus and in the section of the Prospectus entitled “The Offer — Fees and Expenses” is incorporated in this Schedule TO by reference.

ITEM 10.	FINANCIAL STATEMENTS.

(a) The financial information set forth in Exar’s Annual Report on Form 10-K for the fiscal year ended March 30, 2008, filed with the SEC on June 13, 2008, as amended by Amendment No. 1 on Form 10-K/A, filed with the SEC on July 28, 2008; in Exar’s Quarterly Report on Form 10-Q for the fiscal quarter ended December 28, 2008, filed with the SEC on February 6, 2009; and in the section of the Prospectus entitled “Summary — Selected Historical Consolidated Financial Data of Exar” is incorporated in this Schedule TO by reference. Such information may be inspected and copies obtained at the SEC’s public reference room at 100 F Street, N.E., Washington, D.C. 20549 and may be accessed electronically at the SEC’s website at www.sec.gov. Offeror was formed on February 17, 2009 and has no material financial assets.

(b) Not applicable.

ITEM 11.	ADDITIONAL INFORMATION.

(a)(1) The information set forth in the sections of the Prospectus entitled “Background of the Recommendation of the Hifn Board of Directors,” “The Offer — Interests of Certain Persons,” and “Merger Agreement — Tender and Voting Agreement” is incorporated in this Schedule TO by reference.

(a)(2), (3) The information set forth in the section of the Prospectus entitled “The Offer — Certain Legal Matters; Regulatory Approvals” is incorporated in this Schedule TO by reference.

(a)(4) The information set forth in the section of the Prospectus entitled “The Offer — Effect of the Offer on the Market for Shares; NASDAQ Listing; Registration Under the Exchange Act; Margin Regulations” is incorporated in this Schedule TO by reference.

(a)(5) Not applicable.

(b) The information set forth in the Prospectus and in the Letter of Election and Transmittal is incorporated in this Schedule TO by reference.

ITEM 12.	EXHIBITS.

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.6 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.7 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(4)	Prospectus registering the offer and sale of Exar Common Stock to be issued in the Offer (incorporated by reference to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(5)(A)	Joint Press Release issued by Exar and Hifn, dated February 23, 2009, announcing the execution of the Agreement and Plan of Merger among Exar, Hifn and Offeror (incorporated by reference to Exhibit 99.2 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(a)(5)(B)	Powerpoint slides for investor presentation on February 23, 2009 (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(C)	T. Melendrez script for Company update regarding Exar’s signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(D)	P. Rodriguez script for Company update regarding Exar’s signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(E)	Email to employees regarding signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(F)	Powerpoint slides for presentation to Hifn employees on February 24, 2009 (incorporated by reference to Exar’s 425 filing on February 27, 2009).

(d)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (incorporated by reference to Exhibit 2.1 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(d)(2)	Tender and Voting Agreement, dated as of February 23, 2009, among Exar and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(d)(3)	Confidentiality and Non-disclosure Agreement, dated as of September 8, 2008, between Exar and Hifn (incorporated by reference to Exhibit (e)(9) to Hifn’s Solicitation/Recommendation Statement on Schedule 14D-9 filed March 5, 2009).

(d)(4)	Exclusivity Letter Agreement, dated December 21, 2008, between Exar and Hifn (incorporated by reference to Exhibit (e)(10) to Hifn’s Solicitation/Recommendation Statement on Schedule 14D-9 filed March 5, 2009).

(d)(5)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and Douglas L. Whiting (filed herewith).

(d)(6)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and John Matze (filed herewith).

(d)(7)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and Jiebing Wang (filed herewith).

ITEM 13.	INFORMATION REQUIRED BY SCHEDULE 13E-3.

Not applicable.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: March 5, 2009

EXAR CORPORATION

By:	/s/ Pedro (Pete) P. Rodriguez
Name:	Pedro (Pete) P. Rodriguez
Title:	Chief Executive Officer and President

HYBRID ACQUISITION CORP.

By:	/s/ Pedro (Pete) P. Rodriguez
Name:	Pedro (Pete) P. Rodriguez
Title:	Chief Executive Officer and President

EXHIBIT INDEX

(a)(1)(A)	Form of Letter of Election and Transmittal (incorporated by reference to Exhibit 99.3 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(B)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.4 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(C)	Form of Letter to Clients for use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit 99.5 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(D)	Notice of Guaranteed Delivery (incorporated by reference to Exhibit 99.6 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(1)(E)	Guidelines for Certification of Taxpayer Identification Number (TIN) on Substitute Form W-9 (incorporated by reference to Exhibit 99.7 to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(4)	Prospectus registering the offer and sale of Exar Common Stock to be issued in the Offer (incorporated by reference to Exar’s Registration Statement on Form S-4 filed on March 5, 2009).

(a)(5)(A)	Joint Press Release issued by Exar and Hifn, dated February 23, 2009, announcing the execution of the Agreement and Plan of Merger among Exar, Hifn and Offeror (incorporated by reference to Exhibit 99.2 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(a)(5)(B)	Powerpoint slides for investor presentation on February 23, 2009 (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(C)	T. Melendrez script for Company update regarding Exar’s signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(D)	P. Rodriguez script for Company update regarding Exar’s signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(a)(5)(E)	Email to employees regarding signing of a definitive agreement to acquire hi/fn, inc. (incorporated by reference to Exar’s 425 filing on February 27, 2009).

(a)(5)(F)	Powerpoint slides for presentation to Hifn employees on February 24, 2009 (incorporated by reference to Exar’s 425 filing on February 23, 2009).

(d)(1)	Agreement and Plan of Merger, dated as of February 23, 2009, among Exar, Hifn and Offeror (incorporated by reference to Exhibit 2.1 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(d)(2)	Tender and Voting Agreement, dated as of February 23, 2009, among Exar and the Stockholders signatory thereto (incorporated by reference to Exhibit 99.1 to Exar’s Current Report on Form 8-K filed on February 27, 2009).

(d)(3)	Confidentiality and Non-disclosure Agreement, dated as of September 8, 2008, between Exar and Hifn (incorporated by reference to Exhibit (e)(9) to Hifn’s Solicitation/Recommendation Statement on Schedule 14D-9 filed March 5, 2009).

(d)(4)	Exclusivity Letter Agreement, dated December 21, 2008, between Exar and Hifn (incorporated by reference to Exhibit (e)(10) to Hifn’s Solicitation/Recommendation Statement on Schedule 14D-9 filed March 5, 2009).

(d)(5)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and Douglas L. Whiting (filed herewith).

(d)(6)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and John Matze (filed herewith).

(d)(7)	Employment Letter Agreement, dated as of February 23, 2009, between Exar and Jiebing Wang (filed herewith).